Exhibit 7.1
Computation of ratios of earnings to combined fixed charges (and preference share dividends)
For the purpose of calculating the ratios, earnings consist of income from continuing operations before taxation and non-controlling interests, plus fixed charges, and after deduction of the unremitted pre-tax income of associated undertakings. Fixed charges consist of total interest expense, including or excluding interest on deposits, as appropriate, dividends on preference shares and other equity instruments, as applicable, and the proportion of rental expense deemed representative of the interest factor.

		2017	2016	2015	2014	2013
	Footnotes	$m	$m	$m	$m	$m
Profit before tax		17,167	7,112	18,867	18,680	22,565
– dividends received from associates		740	751	879	757	694
– share of profit in associates and joint ventures		(2,375)	(2,354)	(2,556)	(2,532)	(2,325)
Fixed charges		15,594	15,063	17,250	19,667	19,238
– interest on deposits		6,790	8,127	10,846	12,581	11,874
– rental expense and other charges	1	8,804	6,936	6,404	7,086	7,364
Earnings	2
– excluding interest on deposits		24,336	12,445	23,594	23,991	28,298
– including interest on deposits		31,126	20,572	34,440	36,572	40,172
Preference share dividends	3	2,054	2,563	1,334	728	726
Combined fixed charges and preference share dividends
– excluding interest on deposits		10,858	9,499	7,738	7,814	8,090
– including interest on deposits		17,648	17,626	18,584	20,395	19,964

1	Includes an estimate of the interest in rental expense, charges incurred in respect of subordinated liabilities and interest on preference shares.

2	Includes profit before tax, dividends received from associates and fixed charges, less share of profit in associates and joint ventures.

3	Dividends on preference shares and other equity instruments.